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                           April 27, 2022

       Nick Bhargava
       Executive Vice President
       GROUNDFLOOR FINANCE INC.
       600 Peachtree Street NE
       Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR FINANCE
INC.
                                                            Amendment No. 82 to
Offering Statement on Form 1-A
                                                            Filed April 21,
2022
                                                            File No. 024-10753

       Dear Mr. Bhargava:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction